Via Electronic Filing

December 4, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549
Attention:  Larry Spirgel, Assistant Director

Re:	Vu1 Corporation
Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the quarterly period ended March 31, 2009
File No. 000-21864

Dear Mr. Spirgel:

On behalf of Vu1 Corporation (the “Company”) please find below the responses to your letter dated November 12, 2009, which correspond item-for-item with your enumerated comments.

Form 10-K for the fiscal year ended December 31, 2008

Summary Compensation Table & Director Compensation, page 23 & 25

1.
We note your disclosure that some officers and directors were paid cash related to their roles as consultants for the company.  In addition, we note additional compensation awards of cash paid to some officers and directors as disclosed in the footnotes to the tables.  Finally, we note that you report cash payments as “All Other Compensation” in the Summary Compensation Table and Director Compensation Table.  In future filings, please report these awards as “Salary”, “Bonus”, or “Fees Earned or Paid in Cash”.  If you disagree, provide an analysis of why you believe these amounts should be considered as “All Other Compensation”.  Refer to Item 402(n)(2)(ix) of Regulation S-K for compensation that should be reported as “All Other Compensation”.

The Company has reviewed Item 402(n)(2)(ix) of Regulation S-K. In our future filings, the Summary Compensation Table will reflect these amounts paid in cash as Salary or Bonus and the Director Compensation Table will reflect these amounts paid in cash as “Fees Earned or Paid in Cash”.

Mr. Larry Spirgel
United States Securities and Exchange Commission
December 4, 2009
~ Page 2 of 4 ~

2.
We note that your include compensation to named executive officers and directors comprised of unpaid fees which were converted into shares of common stock as “All Other Compensation” in the Summary Compensation Table .  However, Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K requires smaller reporting companies to include in the salary or bonus column any amount of salary or bonus forgone at the election of a named executive officer under which stock instead has been received by the named executive officer. In future filings, please report compensation amounts converted into stock, equity based or other forms of non-cash compensation in the salary or bonus column of the table.

The Company has reviewed Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K.  In our future filings, we will reflect these amounts in the salary or bonus column with appropriate footnote disclosure to that column and, where applicable, a reference to the narrative disclosure to the Summary Compensation Table where the material terms of the stock, option or non-equity incentive plan award elected by the named executive officer are reported.

3.
In future filings, for all option and stock awards, please disclose all assumptions made in the estimated fair market valuation or include a cross-reference to a discussion of such assumptions.  Refer to Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

The Company has reviewed the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K and our future filings will include a reference to the footnotes to the financial statements which disclose the assumptions made in the determination of the fair value of the option and stock awards.

Form 10-Q for the Quarter Ended March 31, 2009

Share Based Compensation

General

4.
We note from your disclosures on page F-17 of your Form 10-K, that as of December 31, 2008, you had unrecognized stock compensation expense of $1,842,986 that you expect to recognize over a weighted-average period of one year. It appears from your statement of Cash Flows for the three months ended March 31, 2009, that you recognized a total of $92,300 for share-based compensation.  Please clarify the period over which the $1,842,986 will be recognized in 2009 and how much was recorded as expense in the first quarter of 2009.  Additionally, please tell us and revise your future filings to describe the vesting terms for your restricted stock and stock options granted under your 2007 Stock Incentive Plan.

The unrecognized stock compensation expense of $1,842,986 as of December 31, 2008 was comprised of three awards of unvested options to two individuals as detailed on the following table:

Mr. Larry Spirgel
United States Securities and Exchange Commission
December 4, 2009
~ Page 3 of 4 ~

	Grant		Vesting	Vesting	Fair	2008	12/31/2008	2009	2010
	Date	Options	Begins	Ends	Value	Expense	Unrecognized	Expense	Expense
David Grieger	12/31/2008	600,000	1/1/2009	12/31/2009	$642,240	$-	$642,240	$642,240	$-
David Grieger	12/31/2008	1,000,000	1/1/2010	12/31/2010	1,070,400	-	1,070,400	-	1,070,400
Jeffrey Gannon	7/24/2008	500,000	7/24/2008	7/24/2009	223,450	93,104	130,346	130,346	-

					$1,936,090	$93,104	$1,842,986	$772,586	$1,070,400

During the first quarter of 2009, we recognized compensation expense related to the vested portion of the above options, as well as options granted in the first quarter of 2009, restricted stock grants and a warrant as follows:

Q1 2009
Expense
David Grieger	$160,560
Jeffrey Gannon	(93,104)
Options granted in Q1	7,576
Restricted Stock granted	4,570
Warrants	12,698
Total Expense	$92,300

Due to the resignation of Jeffrey Gannon in February 2009, we reversed the compensation expense related to his forfeited options in the first quarter of 2009.  The first quarter of 2009 also reflects 25% of the vested option valued at $642,240 for Mr. Grieger.

It should be noted that Mr. Grieger resigned during the second quarter of 2009, and we reversed all expense related to his forfeited options during the third quarter of fiscal 2009.

We included expanded disclosure in our third quarter Form 10-Q regarding the vesting of our stock options and restricted stock.  The following is excerpted from footnote 10 on page 12:

“There are no unvested stock options as of September 30, 2009.  We have 95,375 shares of unvested restricted stock issued in 2007 which we anticipate will vest in November, 2009 and 95,375 shares of unvested restricted stock issued in 2007 which will vest in November, 2010.  Total unrecognized compensation expense related to these unvested shares is $11,882 of which $4,570 will be recognized upon vesting in the fourth quarter of 2009 and $7,312 will be recognized ratably over the four quarters in 2010.”

In future filings we will describe the vesting terms for our awards of restricted stock and stock options under our 2007 Stock Incentive Plan.

*          *          *          *          *          *          *          *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission.  The Company also acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
United States Securities and Exchange Commission
December 4, 2009
~ Page 4 of 4 ~

I hope that you find our responses to your comments satisfactory, and the additional information provided helpful.  Please feel free to call me to discuss any questions, issues or additional comments or requests.  I look forward to hearing back from you at your earliest convenience.

Thank you for your attention in this matter.

Respectfully, VU1 CORPORATION
/s/ Matthew DeVries
Matthew DeVries
Chief Financial Officer